As filed with  the Securities and Exchange Commission on January 20, 2009
                                                          Registration No. 333 -
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                  -------------

        ETABLISSEMENTS DELHAIZE FRERES ET CIE "LE LION" (GROUPE DELHAIZE) (Exact name of issuer of deposited securities as specified in its charter)

                                  -------------

              DELHAIZE BROTHERS AND CO. "THE LION" (DELHAIZE GROUP)
                   (Translation of issuer's name into English)
     (The issuer's charter (Articles of Association) specifies the issuer's name in French, Dutch and English)

                                  -------------

                                     BELGIUM
            (Jurisdiction of incorporation or organization of issuer)

                          -----------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                  -------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                  -------------

                           Corporation Service Company
                           1133 Avenue of the Americas
                                   Suite 3100
                            New York, New York 10036
                                 (800) 927-9800
    (Address, including zip code, and telephone number, including area code, of agent for service)

                          -----------------------------

                                   Copies to:

   J. Steven Patterson, Esq.                        Herman H. Raspe, Esq.
     Hunton & Williams LLP                    Patterson Belknap Webb & Tyler LLP
      1900 K Street, N.W.                        1133 Avenue of the Americas
     Washington D.C. 20006                         New York, New York 10036

                          -----------------------------

It is proposed that this filing become effective under Rule 466:
                                          |_|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                          -----------------------------

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
       Title of Each Class of              Amount to be       Proposed Maximum      Proposed Maximum         Amount of
     Securities to be Registered            Registered         Aggregate Price     Aggregate Offering     Registration Fee
                                                                  Per Unit*              Price**
--------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each         200,000,000 ADSs           $5.00             $10,000,000             $393.00
representing one (1) ordinary share,
without nominal value, of Delhaize
Group
--------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                   PART I

                     INFORMATION REQUIRED IN PROSPECTUS

                           Cross Reference Sheet

Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraphs (16)
              securities                                           and (17).

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (15).

       (iv)   The transmission of notices, reports and proxy       Face of Receipt  - Paragraph (14);
              soliciting material                                  Reverse of Receipt - Paragraph (16).

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (15)
                                                                   and (16).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3) and (7);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (15) and (18).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22) and (23) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (14).
              transfer books of the Depositary and the list of
              holders of ADSs

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (7),
              the underlying securities                            (8), (10) and (11).

       (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (8);
                                                                   Reverse of Receipt - Paragraphs (19) and (20).

3.    Fees and charges which may be imposed directly or            Face of Receipt - Paragraph (11).
      indirectly on holders of ADSs

Item 2.           AVAILABLE INFORMATION                            Face of Receipt - Paragraph (14).

      Etablissements Delhaize Freres et Cie "Le Lion" (Groupe Delhaize) ("Delhaize Group") is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.     EXHIBITS

      (a) Form of Amended and Restated Deposit Agreement, by and among Delhaize Group, Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder ("Deposit Agreement"). -- Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of Delhaize Group. -- Set forth on the signature pages hereto.

Item 4.     UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Amended and Restated Deposit Agreement, by and among Delhaize Group, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 20th day of January 2009.

                                    Legal entity to be created by the Amended and Restated Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing one (1) ordinary share, without nominal value, of Delhaize Group.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Thomas Crane
                                        ----------------------------------------
                                        Name:  Thomas Crane
                                        Title: Director

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Delhaize Group certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Belgium, on January 20th, 2009.


                                          ETABLISSEMENTS DELHAIZE FRERES ET
                                          CIE "LE LION" (GROUPE DELHAIZE)


                                          By: /s/ Pierre-Olivier Beckers
                                              ----------------------------------
                                              Name:  Pierre-Olivier Beckers
                                              Title: President and Chief
                                                     Executive Officer

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Pierre-Olivier Beckers and Stefan Descheemaeker to act as such person's true and lawful attorney-in-fact and agent, with full power to act without the other and with full power of substitution and resubstitution, for such person and in such persons' name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or said attorney-in-fact and agent's substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on January 20th, 2009.

Signature                                                      Title
---------                                                      -----


/s/ Count Georges Jacobs                                       Chairman of the Board of Directors
----------------------------------------
Count Georges Jacobs


/s/ Pierre-Olivier Beckers                                     President and Chief Executive Officer, Director
----------------------------------------                       (Principal Executive Officer)
Pierre-Olivier Beckers


/s/ Stefan Descheemaeker                                       Executive Vice President and Chief Financial Officer
----------------------------------------                       (Principal Financial and Accounting Officer)
Stefan Descheemaeker


/s/ G. Linn Evans                                              Vice President
----------------------------------------                       (Authorized Representative in the United States)
G. Linn Evans

Signature                                                      Title
---------                                                      -----


-------------------------------------------                    Director
Claire H. Babrowski


/s/ Count Arnoud de Pret Roose de Calesberg
-------------------------------------------                    Director
Count Arnoud de Pret Roose de Calesberg


/s/ Francois Cornelis
-------------------------------------------                    Director
Francois Cornelis


-------------------------------------------                    Director
Jacques de Vaucleroy


/s/ Hugh G. Farrington
-------------------------------------------                    Director
Hugh G. Farrington


/s/ Count Richard Goblet d'Alviella
-------------------------------------------                    Director
Count Richard Goblet d'Alviella


/s/ Robert J. Murray
-------------------------------------------                    Director
Robert J. Murray


/s/ Didier Smits
-------------------------------------------                    Director
Didier Smits


/s/ Jack L. Stahl
-------------------------------------------                    Director
Jack L. Stahl


/s/ Baron Luc Vansteenkiste
-------------------------------------------                    Director
Baron Luc Vansteenkiste

                                Index to Exhibits

                                                                   Sequentially
Exhibit             Document                                       Numbered Page
-------             --------                                       -------------
(a)                 Form of Amended and Restated Deposit
                    Agreement

(d)                 Opinion of counsel to the Depositary